  Exhibit 99.1

NextSource Materials Completes Non-Brokered Private Placement

TORONTO, March 07, 2019 -- NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) announces it has completed a non-brokered private placement offering (the “Offering”) of 16,086,426 common shares at a price of CAD$0.11 per share for gross proceeds of CAD$1,769,507.

The net proceeds from the Offering will be used to deploy the Company’s operational-readiness team in Madagascar, which will begin preparations in anticipation of the Company’s financing and construction of the Molo Graphite mine, and for general and administrative expenses. NextSource announced on February 15, 2019 that it was granted a 40-year Mining License for the Molo Graphite Project that does not limit mining to any specific production volume, enabling the Company to produce as much SuperFlake® graphite concentrate as market demand requires.

Finder fees were paid in relation to the Offering, consisting of CAD$35,300. All securities issued in connection with the Offering will be subject to a minimum four-month hold period as required by Canadian securities laws.

The Company has obtained conditional approval from the Toronto Stock Exchange (the “TSX”) for the listing of all common shares issued pursuant to the Offering. The Offering is subject to receipt of final approval of the TSX.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a mine development company based in Toronto, Canada, that is developing its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a permitted, feasibility-stage and shovel-ready project that ranks as one of the largest-known and highest quality flake graphite deposits in the world and is the only project with SuperFlake® graphite.

For further information contact: +1.416.364.4911

Brent Nykoliation, SVP, Corporate Development at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com

Safe Harbour: This press release contains statements that may constitute “forward-looking statements” or “forward looking information” within the meaning of applicable Canadian securities legislation. Readers are cautioned not to place undue reliance on such forward-looking information. Forward-looking information in this press release includes, but are not limited to, the receipt of the Global Environmental and Mining permits and all other approvals and the timing thereof, the financing and construction of the Molo Graphite Project, and the operation of the Molo Graphite Project including adherence to certain environmental standards. These are based on current expectations, estimates and assumptions, and although the Company believes the expectations expressed in such forward-looking information are based on reasonable assumptions, actual results or developments may vary and, in some instances, differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release. There are risks that the aforementioned permits will not be issued or timing may be delayed. No assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur or, if any of them do so, what benefits the Company will derive there from. Other risks relating to the permits, the Molo Project and the Company can be found in the Company’s Annual Information Form for the year ended June 30, 2018 available at www.SEDAR.com. The forward-looking information contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking information, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.